EXHIBIT 21.1

SUBSIDIARIES

AboveNet, Inc., a Delaware corporation, directly or indirectly owns 100% of the ownership interests of each of the following entities:

Jurisdiction
1.	AboveNet Communications, Inc.	U.S.

2.	AboveNet International, Inc.	U.S.

3.	AboveNet Canada, Inc.	Canada

4.	AboveNet of VA, LLC	U.S.

5.	AboveNet of Utah, LLC	U.S.

6.	MFN Japan KK	Japan

7.	SiteSmith Ltd. (Dissolved on August 13, 2008)	U.K.

8.	AboveNet Communications Europe Limited	U.K.

9.	MFN Europe Finance, Inc.	U.S.

10.	MFN International LLC	U.S.

11.	MFN Europe Limited	U.K.

12.	AboveNet Communications UK Ltd.	U.K.

13.	Metromedia Fiber Network Services Ltd. (Dissolved on August 20, 2008)	U.K.